File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of December 3, 2002

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 12-03-02	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

December 2, 2002

VIA SEDAR

British Columbia Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Dear Sirs:

RE:    Dynamic Oil & Gas, Inc. (“Dynamic”) - Notice of Change of Year End
Pursuant to Part 4 of National Policy Statement 51

We are counsel to Dynamic. The purpose of this letter is to serve as Notice pursuant to National Policy Statement No. (“NP51”) of the intent of Dynamic to change its year end from March 31 to December 31.

Change of Financial Year End

The board of directors of Dynamic has determined to change the year end of Dynamic from March 31 to December 31.

Reasons for the Change

The change is being made so that Dynamic’s year end will be consistent with that of most other Canadian energy companies and allow for easier financial statement comparison by analysts and shareholders of Dynamic.

Required Approvals

The board of directors of Dynamic approved the change of year end on April 5, 2002. Dynamic received the consent of Canada Customs and Revenue Agency to the change of year end on November 18, 2002.

Relevant Dates under NP 51

The following are the relevant dates and periods for the purposes of NP51:

1	.	Old Financial Year – the 12 months ended March 31, 2002 (being the financial year immediately preceding Dynamic’s Transition Year)

2	.	Transition Year – the 9 month period ending December 31, 2002. The Transition Year will be 9 months long, which falls below the maximum length set out in Section 5.1 of NP51

3	.	New Financial Year – the year ending December 31, 2003 (being the financial year immediately following Dynamic’s TransitionYear)

4	.	The periods to be covered in the interim and annual financial statements to be filed for the Transition Year and New Financial Year are as follows:

	PERIOD	COMPARATIVE

Transition Year	April 1, 2002 to December 31, 2002 (audited)	12 months ended March 31, 2002

New Financial Year	January 1, 2003 to December 31, 2003 (audited)	9 months ended December 31, 2002 (audited)
	3 months ended March 31, 2003 (First Quarter)	3 months ended March 31, 2002 (Fourth Quarter)
	6 months ended June 30, 2003 (Second Quarter)	6 months ended June 30, 2002 (First Quarter)
	9 months ended September 30, 2003 (Third Quarter)	9 months ended September 30, 2002 (Second Quarter)

Dynamic believes that it is appropriate that the comparative periods used for the New Financial Year be the same calendar periods to account for any cyclical events in the operations of Dynamic.

Other Information

Dynamic has issued a press release on December 2, 2002 relating to the change of year end which is attached as Schedule A to this Notice.

If you have any questions concerning this Notice, please do not hesitate to contact the undersigned at 604-664-3727.

Kind Regards,

Tamara L. Howarth

cc. Mike Bardell, Dynamic Oil & Gas, Inc.

SCHEDULE A – PRESS RELEASE

December 2, 2002

Dynamic Changes Year End and Assigns Contract for Reserves Evaluations

Dynamic Oil & Gas, Inc. reported today that it intends to change its fiscal year end from March 31 to December 31, effective as of December 31, 2002. This change is being implemented so that Dynamic’s year end will be consistent with that of most other Canadian energy peer companies and allow for easier comparison by analysts and Dynamic’s shareholders.

The last day of Dynamic’s old financial year was March 31, 2002 and the last day of Dynamic’s transition financial year will be December 31, 2002. During the transition year, interim financial statements were filed on June 30, 2002 and September 30, 2002. The annual financial statements for the transition year will be filed for the 9-month period ending December 31, 2002. In the new financial year, Dynamic’s interim financial statements will be filed for the periods ending March 31, 2003, June 20, 2003 and September 30, 2003 with annual financial statements for the new financial year to be filed for the period ending December 31, 2003.

Dynamic also reported today that it has contracted Sproule Associates Limited of Calgary, Alberta to perform engineering and geological evaluations of the Company’s reserves. The next reserves evaluations will be effective January 1, 2003 in order to coincide with the Company’s new December 31 year end.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of our Board of Directors,

Wayne J. Babcock
President & CEO

"The NASDAQ and Toronto Stock Exchanges have not reviewed nor accepted responsibility for the accuracy of this release. Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements include all passages containing verbs such as 'aims, anticipates, believes, estimates, expects, hopes, intends, plans, predicts, projects or targets' or nouns corresponding to such verbs. Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be fully evaluated by events that will occur in the future. forward-looking statements involve risks and uncertainties as detailed from time to time in the Company's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission, last filed on August 19, 2002."

December 2, 2002

Dynamic Changes Year End and Assigns Contract for Reserves Evaluations

Dynamic Oil & Gas, Inc. reported today that it intends to change its fiscal year end from March 31 to December 31, effective as of December 31, 2002. This change is being implemented so that Dynamic’s year end will be consistent with that of most other Canadian energy peer companies and allow for easier comparison by analysts and Dynamic’s shareholders.

The last day of Dynamic’s old financial year was March 31, 2002 and the last day of Dynamic’s transition financial year will be December 31, 2002. During the transition year, interim financial statements were filed on June 30, 2002 and September 30, 2002. The annual financial statements for the transition year will be filed for the 9-month period ending December 31, 2002. In the new financial year, Dynamic’s interim financial statements will be filed for the periods ending March 31, 2003, June 20, 2003 and September 30, 2003 with annual financial statements for the new financial year to be filed for the period ending December 31, 2003.

Dynamic also reported today that it has contracted Sproule Associates Limited of Calgary, Alberta to perform engineering and geological evaluations of the Company’s reserves. The next reserves evaluations will be effective January 1, 2003 in order to coincide with the Company’s new December 31 year end.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of our Board of Directors,

Wayne J. Babcock
President & CEO

"The NASDAQ and Toronto Stock Exchanges have not reviewed nor accepted responsibility for the accuracy of this release. Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements include all passages containing verbs such as 'aims, anticipates, believes, estimates, expects, hopes, intends, plans, predicts, projects or targets' or nouns corresponding to such verbs. Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be fully evaluated by events that will occur in the future. forward-looking statements involve risks and uncertainties as detailed from time to time in the Company's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission, last filed on August 19, 2002."